Lead investor: Jim Hollis

Investing $2.5K in the Wefunder raise; has previously invested $25K

"Cara and I are pleased to be leading this investment round as we deeply believe in both the Ghost Flower products and the management team. We have had the opportunity to have worked with the Peebler Team in the past and are happy to participate in what we expect to be another successful endeavor. We also believe in the new omni channel growth strategy and the power of an experiential buying experience. We are happy to follow our initial investment and help fund Ghost Flower's evolution."